UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40986

Cian PLC

(Translation of registrant’s name into English)

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

Larnaca, 6037

Cyprus

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 11, 2022, Cian PLC issued a press release providing an update regarding changes to its board of directors and committees, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description

99.1	“Cian announces changes to its board of directors and committees” press release of Cian PLC, dated March 11, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cian PLC

Date: March 11, 2022	By:	/s/ Maksim Melnikov
Maksim Melnikov
Chief Executive Officer